Exhibit 99.1

China Hydroelectric Corporation Announces Record Results for the Third Quarter of Fiscal 2012

-	Continuing favorable rainfall and tariff increases resulted in a 30% year over year increase in third quarter revenue
-	Third quarter adjusted EBITDA increased 26% year over year due to tariff increases and favorable rainfall
-

2012 nine months GAAP net income of $6.8 million compared to net loss of $11.1 million in the prior year period and third quarter 2012 GAAP net loss of $1.7 million compared to net loss of $4.1 million for prior year period

-

China Hydroelectric benefited from above average precipitation levels in Fujian and Zhejiang provinces for the third quarter and year to date; Yunnan continued to experience less than average precipitation through September 30, 2012

NEW YORK, November 26, 2012 /PRNewswire-Asia-FirstCall/ — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”), today announced its financial results for the three and nine months ended September 30, 2012.

“The new Board of Directors has devoted a significant amount of time and effort to ensure a smooth transition for the Company following recent changes in the composition of the Board of Directors and management. With the able assistance of Dr. You-Su Lin serving as interim Chief Executive Officer and the efforts of the transition committee of the Board, I am pleased that the business operations have proceeded without any disruption.” stated Amit Gupta, recently elected Chairman of the Board.

Dr You-Su Lin, interim Chief Executive Officer, said “I am pleased to report that China Hydroelectric continued to benefit from favorable hydrological conditions in two key provinces as presented below and, as a result, realized record revenues, gross profit, operating income and EBITDA for the third consecutive quarter. These results compare favorably with the same periods in 2011 since precipitation was well below average throughout all of 2011. The Company’s liquidity position, which is principally dependent on two key factors, cash flow generated from operations and the state of domestic financial markets in China, materially improved as the year progressed. Lending by banks and other financial institutions in China, which first showed notable signs of improvement in the second quarter of 2012, has enabled the Company to raise a total of $91.7 million from new borrowings and favorable refinancings this year.”

“With the previously announced signing of a Share Transfer Agreement to sell the 30 megawatt Yuheng hydroelectric power project located in Fujian province, and the record operating results as well as recent borrowing and refinancing activity, the Company’s short-term liquidity needs will be met. Management’s long-term goal, through further negotiations with lending institutions, is to more closely match the Company’s debt maturity to the long-life of its operating assets, thereby minimizing the likelihood of future liquidity crises” added Dr Lin.

General

The following table presents precipitation levels for the regions as a percentage of long term average for the periods indicated. Precipitation is the principal factor affecting our revenues, profitability and cash generated by operations. The various provinces in which the Company operates are subject to different weather patterns or systems and precipitation fluctuates from region to region and quarter to quarter. On a total portfolio basis the Company’s facilities experienced below average precipitation in the first three quarters of 2011 and above average precipitation in the first three quarters of 2012.

Precipitation – Percentage of Long-Term Average *

Province	Q3 2012	Q3 2011	YTD 2012	YTD 2011

Zhejiang	116%	89%	136%	76%
Fujian	107%	79%	119%	64%
Yunnan	90%	79%	89%	78%
Total Company	95%	82%	107%	77%

Province	Fiscal 2011	Fiscal 2010	Fiscal 2009

Zhejiang	70%	130%	91%
Fujian	62%	114%	75%
Yunnan	86%	N/M	N/M
Total Company	84%	120%	85%

*Source: Data collected by the Company and by provincial and national meteorological recording stations
N/M – Not material.

The following table presents some key comparative financial and other information (in US$ millions, except for electricity sold, effective tariff, per ADS data and percentages):

Summary Data	Q3 2012	Q3 2011	% Change	YTD 2012	YTD 2011	% Change
Continuing Operations
Electricity sold (millions kWh)	529.70	410.3	29%	1,586.80	1,088.7	46%
Effective tariff (RMB/kWh)	0.28	0.27	4%	0.33	0.30	10%
Average effective utilization rate	43.8%	33.9%	29%	44.6%	30.6%	46%
Revenues	21.0	16.1	30%	77.4	46.8	65%
Gross profit	11.8	7.6	55%	50.2	23.2	116%
Adjusted EBITDA (1)	12.3	9.8	26%	54.1	29.1	86%
GAAP net income/(loss)	(1.7)	(4.1)	(59%)	6.8	(11.1)	161%
GAAP net income/(loss) per ADS	(0.03)	(0.08)	(63%)	0.13	(0.21)	162%
Non-GAAP net income/(loss) (2)	(1.0)	(3.2)	(69%)	7.2	(7.8)	192%
Non-GAAP net income/(loss) per ADS (2)	(0.02)	(0.06)	(67%)	0.13	(0.15)	187%
Net income from discontinued operations	—	(0.2)	N/A	1.4	0.1	1300%

(1)	See “Net income/(loss) to adjusted EBITDA reconciliation” below
(2)	See “GAAP net income/(loss) to non-GAAP net income/(loss) reconciliation” below

Third Quarter Ended September 30, 2012 Financial and Operational Results

Revenues

Revenues, net of value added taxes, from continuing operations for the three months ended September 30, 2012 were $21.0 million, an increase of 30%, or $4.9 million, from $16.1million for the three months ended September 30, 2011. This increase was principally due to better than average hydrological conditions in Zhejiang and Fujian provinces in the current quarter compared to the prior year quarter and a higher effective tariff rate due to the mix of revenue from the respective provinces.

The Company sold 529.7 million kWh from continuing operations in the three months ended September 30, 2012, an increase of 119.4 million kWh, or 29%, from 410.3 million kWh sold in the three months ended September 30, 2011.

The consolidated effective utilization rate from continuing operations for the three months ended September 30, 2012 was 43.8%, compared to 33.9% in the three months ended September 30, 2011. The higher consolidated effective utilization rate in the current period was principally the result of above average precipitation in Zhejiang and Fujian provinces, offset by below average precipitation in Yunnan province.

The effective tariff increased from RMB 0.27/kWh in the three months ended September 30, 2011 to RMB0.28/kWh in the three months ended September 30, 2012. The increase of 4% was caused by tariff increases received this year in Fujian province and at the Dazhaihe project in Yunnan.

Cost of Revenues

Cost of revenues for the third quarter of 2012 was $9.1 million, as compared to $8.5 million for the third quarter of 2011, primarily due to variable costs that were higher as a result of more favorable rainfall in the third quarter of 2012. Cost of revenues as a percentage of revenues decreased to 43% for the third quarter of 2012, from 53% in the third quarter of 2011, because the percentage increase in revenues was much higher than the percentage increase in cost of revenues. The decrease of cost of revenues as a percentage of revenues is attributable to the fixed nature of certain expenses included in cost of revenues. Depreciation and amortization, non-cash expenses included in cost of revenues from continuing operations, was $5.8 million for the third quarter of 2012 and 2011 respectively.

Gross Profit and Margin

Gross profit was $11.8 million for the third quarter of 2012, an increase of $4.2 million, from $7.6 million in the third quarter of 2011. Gross margin for the third quarter of 2012 was 56% compared to 47% in the same period of 2011 primarily due to greater revenues, a result of tariff increases in Fujian province and at the Dazhaihe project as well as favorable rainfall, and the fixed nature of expenses included in cost of revenues.

Operating Expenses

General and administrative expenses (“G&A expenses”) for the third quarter of 2012 were $5.3 million, or 25% of revenues, compared to $4.5 million, or 28% of revenues for the third quarter of 2011. G&A expenses increased $0.8 million due in part to non-recurring expenses recorded in the amount of $1.6 million related to the extraordinary general meeting of shareholders (the “EGM”). The third quarter of this year included lower non-cash employee stock-based compensation expense of $0.05 million compared to $0.9 million in the same period in 2011 as a result of unamortized cost of stock-based compensation pertaining to 2009 and 2010 stock option grants being written off in the fourth quarter of 2011.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA attributable to China Hydroelectric Corporation shareholders was $12.3 million for the third quarter of 2012 compared to $9.8 million for the third quarter of 2011. Adjusted EBITDA margin decreased to 59% for the three months ended September 30, 2012 compared to 61% in the same period of 2011 due to higher cost and operating expenses mentioned above.

Interest Expenses

Interest expenses, net, were $7.5 million during the third quarter of 2012 compared to $7.1 million in the same period of 2011. The increase was primarily due to an increase in the average bank interest rate incurred.

GAAP and Non-GAAP Net Income / Loss

Net loss attributable to China Hydroelectric Corporation shareholders was $1.7 million in the third quarter of 2012 compared to net loss of $4.1 million in the same period in 2011 principally due to more favorable hydrological factors, partially offset by the accrual of EGM related costs.

Non-GAAP net loss was $1.0 million, or $0.02 net loss per ADS, for the third quarter of 2012 compared to net loss of $3.2 million, or $0.06 net loss per ADS, for the third quarter of 2011. For a reconciliation between GAAP and non-GAAP earnings, see the table entitled “GAAP Net Income/(Loss) to Non-GAAP Net Income/(Loss) Reconciliation.”

Weighted average American depository shares (“ADSs”) used in the third quarter of 2012 and 2011 earnings per share calculation were 54.0 million ADSs, representing 162.0 million ordinary shares, and 52.5 million ADSs, representing 157.3 million ordinary shares, respectively.

Nine Months Ended September 30, 2012 Financial and Operational Results

Revenues

Revenues, net of value added taxes, from continuing operations for the nine months ended September 30, 2012 were $77.4 million, an increase of 65%, or $30.6 million, from $46.8 million for the nine months ended September 30, 2011. This increase was principally due to better than average hydrological conditions in Zhejiang and Fujian provinces in the current period compared to the prior year period and a higher effective tariff rate due to the mix of revenue from the respective provinces.

The Company sold 1,586.8 million kWh from continuing operations in the nine months ended September 30, 2012, an increase of 498.1 million kWh, or 46%, from 1,088.7 million kWh sold in the nine months ended September 30, 2011.

The consolidated effective utilization rate from continuing operations for the nine months ended September 30, 2012 was 44.6%, compared to 30.6% in the nine months ended September 30, 2011. The higher consolidated effective utilization rate in the current period was principally the result of above average precipitation in Zhejiang and Fujian provinces compared to below average precipitation in the nine months ended September 30, 2011, offset by below average precipitation in Yunnan province.

The effective tariff increased from RMB0.30/kWh in the nine months ended September 30, 2011 to RMB0.33/kWh in the nine months ended September 30, 2012. The increase of 10% is a result of tariff increases the Company has received, and a higher relative revenue contribution from projects located in Fujian and Zhejiang provinces, where tariffs are higher than in Yunnan province.

Cost of Revenues

Cost of revenues for the nine months ended September 30, 2012 was $27.2 million, as compared to $23.6 million for the nine months ended September 30, 2011, primarily due to variable costs that were higher as a result of more favorable rainfall in the first nine months of 2012. Cost of revenues as a percentage of revenues decreased to 35% for the nine months ended September 30, 2012, from 50% in the nine months ended September 30, 2011, because the percentage increase in revenue was much higher than the percentage increase in cost of revenues. The decrease of cost of revenues as a percentage of revenues is attributable to the fixed nature of certain expenses included in cost of revenues. Depreciation and amortization, non-cash expenses included in cost of revenues from continuing operations, was $17.4 million for the nine months ended September 30, 2012, as compared to $16.7 million for the nine months ended September 30, 2011.

Gross Profit and Margin

Gross profit was $50.2 million for the nine months ended September 30, 2012, an increase of $ 27.0 million, from $23.2 million in the nine months ended September 30, 2011. Gross margin for the nine months ended September 30, 2012 was 65% compared to 50% in the same period of 2011 primarily due to greater revenues, a result of tariff increases in Fujian province and at the Dazhaihe project as well as favorable rainfall, and the fixed nature of expenses included in cost of revenues.

Operating Expenses

G&A expenses for the nine months ended September 30, 2012 were $14.1 million, or 18% of revenues, compared to $14.7 million, or 31% of revenues for the nine months ended September 30, 2011. G&A expenses decreased $0.6 million due to lower stock-based compensation expense of $0.1 million in the current period compared to $2.9 million in 2011 as a result of unamortized cost of stock-based compensation pertaining to 2009 and 2010 stock option grants being written off in the fourth quarter of 2011, offset by the non-recurring EGM related costs in the amount of $1.6 million.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA attributable to China Hydroelectric Corporation shareholders was $54.1 million for the nine months ended September 30, 2012 compared to $29.1 million for the nine months ended September 30, 2011. Adjusted EBITDA margin increased to 70% for the nine months ended September 30, 2012 compared to 62% in the same period of 2011 due to the effect of favorable hydrological factors in Zhejiang and Fujian provinces.

Interest Expenses

Interest expenses, net, were $22.7 million during the nine months ended September 30, 2012 compared to $18.2 million in the same period of 2011. The increase was primarily due to an increase in the average bank interest rate incurred.

GAAP and Non-GAAP Net Income / Loss

Net income attributable to China Hydroelectric Corporation shareholders was $6.8 million in the nine months ended September 30, 2012 compared to net loss of $11.1 million in the same period in 2011 principally due to more favorable hydrological factors and a gain from the sale of the Yuanping hydroelectric power project, partially offset by the accrual of EGM related costs.

Non-GAAP net income was $7.2 million, or $0.13 net income per ADS, for the nine months ended September 30, 2012 compared to net loss of $7.8 million, or $0.15 net loss per ADS, for the nine months ended September 30, 2011. For a reconciliation between GAAP and non-GAAP earnings, see the table entitled “GAAP Net Income/(Loss) to Non-GAAP Net Income/(Loss) Reconciliation.”

Weighted average ADSs used in the nine months ended September 30, 2012 and 2011 earnings per share calculation were 54.0 million ADSs, representing 162.0 million ordinary shares, and 51.6 million ADSs, representing 154.7 million ordinary shares, respectively.

Liquidity

As of September 30, 2012, we had a working capital deficiency of $116.9 million (compared to $138.7 million at December 31, 2011). Given the use of leverage to finance acquisitions and the construction of power projects, the Company will normally be in a working capital deficiency position. The Company continually seeks to raise funds through various means, including, among other things new borrowings from banks and other non-financial institutions and refinancing shorter term loans with longer term loans. Although management remains hopeful that additional liquidity to meet short-term liquidity can be secured, our ability to obtain additional funding necessary to meet our debt obligations, whether through bank borrowings or otherwise, cannot be fully guaranteed.

Historically, the Company has relied on the ready availability of credit in China to fund its operations and expansion. Commencing in 2011 and extending into early 2012, the Company’s ability to obtain financing from its principal lenders in China has been constrained by restrictions on bank lending imposed by the central government in an effort to contain inflation. As described above, the bank lending market in China has improved throughout this fiscal year; since January 1, 2012, the Company has raised a total of $91.7 million through borrowings from banks and other institutions. We also entered into a Share Transfer Agreement with a third party to sell Yuheng, a 30 megawatt project located in Fujian province, for total consideration of RMB279.0 million ($44.3 million) including the assumption of debt by the buyer. Our revenue and cash flow have also benefited from the favorable effect of above average precipitation. However, we cannot make any assurances that our cost reduction efforts will be effective or that any additional financing will be completed on a timely basis, on acceptable terms or at all. In the event that we fail to raise funds sufficient to meet our liquidity needs, we may be forced to substantially curtail our operations or otherwise take measures that would materially and adversely affect our business, results of operations and business prospects.

Business Updates

The following table shows the operating projects acquired and sold since the beginning of 2011 up to September 30, 2012.

Project Name	Date Acquired/(Sold)	Capacity

Dazhaihe Acquisition (100% interest)	April 10, 2011	15.0 MW
Yuanping Sale (100% interest)	(March 2, 2012)	(16.0 MW	)

Current Total		(1.0 MW	)

The sale of the Yuanping power project resulted in a gain of $1.84 million.

Business Outlook for Full Year 2012

As of the date of this release, Zhejiang and Fujian provinces, our higher tariff regions, have experienced lower than normal precipitation in the current quarter; however, Yunnan province has experienced higher than normal precipitation. As fourth quarter precipitation is typically the third lowest quarter, deviations from average will not have a material effect on full year results. Therefore, the precipitation to be realized in the fourth quarter of 2012 will not affect the likelihood that 2012 will be an above than average year in terms of precipitation.

Non-GAAP Net Income/(loss) Figures

Non-GAAP net income/(loss) for the nine months ended September 30, 2011 and 2012 and the third quarter of 2011 and 2012, excludes the following non-cash charges: stock-based compensation expenses; exchange gains or losses and the change in fair value of warrant liabilities. A reconciliation of GAAP and non-GAAP items is provided in the table entitled “GAAP Net Income/(Loss) to Non-GAAP Net Income/(Loss) Reconciliation.”

Net Income to Adjusted EBITDA Reconciliation

Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization and excluding certain non-cash charges, including: stock-based compensation expenses, exchange losses, change in fair value of warrant liabilities, provision for impairment allowance for doubtful accounts on amount due from related party and prepayments and other current assets, impairment loss on long-lived assets, and impairment loss on goodwill. For further details, see the table entitled “Net income/(loss) to adjusted EBITDA reconciliation.”

Conference Call

China Hydroelectric will host a conference call at 6:00 am (Pacific) /9:00 am (Eastern) / 10:00 pm (Beijing/Hong Kong) on Tuesday, November 27, 2012 to discuss its third quarter 2012 financial results and recent business activities. To access the live teleconference, please dial (US) +1-877-941-2068 or (International) +1-480-629-9712, and enter pass code 4575295. This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this link: http://public.viavid.com/index.php?id=102506, or at ViaVid’s website at http://viavid.com.

A playback will be available through December 11, 2012, by dialing (US) +1-877-870-5176 or (International) +1-858-384-5517 and entering the pass code 4575295.

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner and operator of small hydroelectric power projects in the People’s Republic of China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 26 operating hydropower stations in China with total installed capacity of 547.8 MW, of which it acquired 22 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric Corporation, please visit the Company’s website at http://www.chinahydroelectric.com.

Cautionary Note Regarding Forward-looking Statements and Weather Data

Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s ability to acquire hydroelectric assets, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning, the Company’s ability to meet its short-term liquidity needs, the availability of restructuring measure or of lending by financing sources, including banks in China, and the regulatory environment. The forward-looking statements are based on the Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, the availability of financing from lenders in China due to bank restrictions or otherwise, and other factors affecting the Company’s operations that are set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2012 and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This release also contains statistical data and estimates that we obtained from provincial and national meteorological recording stations. Although we believe that this data is reliable and consistent with our experience, we have not independently verified it.

Interim Financial Information

This release contains unaudited financial information which in the opinion of management includes all adjustments and normal accruals necessary for a fair presentation of financial position and the comparative results of operations and cash flows which are subject to year-end audit adjustments which could be significant. Results of operations for interim periods are not necessarily indicative of those to be achieved or expected for the entire year. Certain information and footnote disclosures, normally included in financial statements prepared in accordance with Generally Accepted Accounting Principles (“GAAP”), have been condensed or omitted.

About Non-GAAP Financial Measures

To supplement China Hydroelectric consolidated financial results presented in accordance with GAAP, China Hydroelectric uses non-GAAP net income and adjusted EBITDA, which are non-GAAP financial measures. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Net income/(loss) to adjusted EBITDA reconciliation” and “GAAP Net Income/(Loss) to Non-GAAP Net Income/(Loss) Reconciliation” below.

China Hydroelectric believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses that may not be indicative of its operating performance and financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to China Hydroelectric historical performance and liquidity. China Hydroelectric has computed its non-GAAP financial measures using methods consistent with the Company’s annual report on Form 20-F. We believe these non-GAAP financial measures are useful for investors because they permit greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude certain charges that have been and may continue for the foreseeable future to be significant expenses in the Company’s results of operations.

For further information, please contact:

Company:	Investor Relations firm:

John E. Donahue, VP of Investor Relations	Scott Powell, Senior Vice President
China Hydroelectric Corporation	MZ Group
Phone: +1-646-467-9810	Phone: +1-212-301-7130
Email: john.donahue@chinahydroelectric.com	Email: scott.powell@mzgroup.us

CHINA HYDROELECTRIC CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In US$000’s, except for share and per share data)

	Three Months Ended		Nine Months Ended

	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Continuing Operations:
Revenues	20,966	16,100	77,378	46,824
Cost of revenues	(9,146)	(8,547)	(27,177)	(23,598)

Gross profit	11,820	7,553	50,201	23,226

Operating expenses
General and administrative expenses	(5,329)	(4,523)	(14,061)	(14,672)

Total operating expenses	(5,329)	(4,523)	(14,061)	(14,672)

Operating income	6,491	3,030	36,140	8,554

Interest income	8	24	22	64
Interest expense	(7,483)	(7,115)	(22,700)	(18,166)
Changes in fair value of warrant liabilities	(708)	319	(356)	319
Exchange gain (loss)	22	(278)	68	(742)
Other income (loss), net	415	(91)	31	68

(Loss) income before income tax expenses	(1,255)	(4,111)	13,205	(9,903)

Income tax expense	(397)	(151)	(7,625)	(1,916)

Net (loss) income from continuing operations	(1,652)	(4,262)	5,580	(11,819)

Net (loss) income from discontinued operations	—	(215)	1,383	118

Net (loss) income	(1,652)	(4,477)	6,963	(11,701)

Net (income) loss attributable to non-controlling interests	(6)	410	(142)	642

Net (loss) income attributable to China Hydroelectric Corporation shareholders	(1,658)	(4,067)	6,821	(11,059)

- Continuing operations	(1,658)	(3,852)	5,438	(11,177)

- Discontinued operations	—	(215)	1,383	118

Other Comprehensive (loss) income, net of taxes
Foreign currency translation adjustments	(1,040)	7,776	(3,417)	17,504

Other comprehensive (loss) income	(1,040)	7,776	(3,417)	17,504

Comprehensive (loss) income	(2,692)	3,299	3,546	5,803
Less: comprehensive (income) loss attributable to non-controlling interest	(17)	410	(150)	642

Comprehensive (loss) income attributable to CHC shareholders	(2,709)	3,709	3,396	6,445

GAAP net (loss) income per ADS – basic and diluted	(0.03)	(0.08)	0.13	(0.21)
From continuing operation	(0.03)	(0.08)	0.10	(0.21)
From discontinued operation	0.00	0.00	0.03	0.00
GAAP net (loss) income per share – basic and diluted	(0.01)	(0.03)	0.04	(0.07)

From continuing operation	(0.01)	(0.03)	0.03	(0.07)

From discontinued operation	0.00	0.00	0.01	0.00

Weighted average American Depository Shares – basic and diluted	53,996,366	52,448,099	53,996,366	51,553,313
Weighted average ordinary shares - basic and diluted	161,989,097	157,344,297	161,989,097	154,659,940

CHINA HYDROELECTRIC CORPORATION
GAAP NET INCOME/(LOSS) TO NON-GAAP NET INCOME/(LOSS)RECONCILIATION
(In US $000’s)

	Three Months Ended		Nine Months Ended

	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Net income (loss) attributable to CHC shareholders	(1,658)	(4,067)	6,821	(11,059)
Non-GAAP adjustments:
Stock-based compensation expense (1)	(47)	936	107	2,858
Exchange (gain) loss	(22)	278	(68)	742
Change in fair value of warrant liabilities (2)	708	(319)	356	(319)

Non-GAAP net income (loss)	(1,019)	(3,172)	7,216	(7,778)

Non-GAAP net income (loss) per ADS – basic and diluted	(0.02)	(0.06)	0.13	(0.15)
From continuing operation	(0.02)	(0.06)	0.10	(0.15)
From discontinued operation	0.00	0.00	0.03	0.00
Non-GAAP net income (loss) per ordinary share – basic and diluted	(0.01)	(0.02)	0.04	(0.05)
From continuing operation	(0.01)	(0.02)	0.03	(0.05)
From discontinued operation	0.00	0.00	0.01	0.00

Weighted average American depository shares – basic and diluted	53,996,366	52,448,099	53,996,366	51,553,313
Weighted average ordinary shares – basic and diluted	161,989,097	157,344,297	161,989,097	154,659,940

(1) Stock-Based Compensation Related Items: We provide non-GAAP information relative to our expense for stock-based compensation. We include stock-based compensation expense in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation – Stock Compensation (“FASB ASC Topic 718”). Because of varying available valuation methodologies, subjective assumptions and the variety of award types, which affect the calculations of stock-based compensation, we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies. Stock-based compensation is very different from other forms of compensation. The expense associated with granting an employee a stock option is spread over multiple years unlike other compensation expenses which are more proximate to the time of award or payment. For example, we may recognize expense on a stock option in a year in which the stock option is significantly underwater and typically would not be exercised or would not generate any compensation for the employee. The expense associated with an award of a stock option for 1,000 shares of stock by us in one quarter, for example may have a very different expense than an award of an identical number of shares in a different quarter. Further, the expense recognized by us for such an option may be very different than the expense recognized by other companies for the award of a comparable option. This makes it difficult to assess our operating performance relative to our competitors. Because of these unique characteristics of stock-based compensation, management excludes these expenses when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(2) Warrant liabilities Related Items: We provide non-GAAP information relative to the change in fair value of warrant liabilities. We include the change in fair value of warrant liabilities in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging (“FASB ASC Topic 815”). Because of varying available valuation methodologies, and subjective assumptions, which affect the calculations of the change in fair value of warrant liabilities, we believe that the exclusion of the change in fair value of warrant liabilities allows for more accurate comparisons of our operating results to our peer companies. Because of the characteristics of warrant liabilities, management excludes the change in fair value when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(3) The Company’s American depository shares (“ADS”) convert to ordinary shares at a rate of one ADS to three ordinary shares.

(4) All the reconciliation items are attributed to China Hydroelectric Corporation Shareholders.

CHINA HYDROELECTRIC CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(In US $ 000’s)

	As of September 30, 2012	As of December 31, 2011

	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	10,191	8,391
Accounts receivable (net of allowance for doubtful accounts of US$nil as of September 30, 2012 and December 31, 2011)	6,913	4,246
Deferred tax assets	1,797	1,799
Amounts due from related parties(net of allowance for doubtful accounts of US$1,334 as of September 30, 2012 and December 31, 2011)	85	—
Prepayments and other current assets (net of provision for impairment allowance of US$714 as of September 30, 2012 and December 31, 2011)	4,087	2,999
Assets classified as held-for-sale	—	21,693

Total current assets	23,073	39,128

Non-current assets:
Property, plant and equipment, net	565,514	580,964
Land use right, net	49,469	50,666
Intangible assets, net	5,601	5,788
Goodwill	134,793	135,651
Deferred tax assets	1,104	1,767
Other non-current assets	2,005	951

Total non-current assets	758,486	775,787

TOTAL ASSETS	781,559	814,915

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,068	5,251
Short-term loans	22,597	20,881
Current portion of long-term loans	50,008	51,651
Amounts due to related parties	12,928	12,174
Accrued expenses and other current liabilities	50,569	75,002
Deferred tax liabilities	20	536
Warrant liabilities	796	440
Liabilities directly associated with the assets classified as held-for-sale	—	11,920

Total current liabilities	139,986	177,855

Non-current liabilities:
Long term loans	216,223	215,382
Deferred tax liabilities	26,500	26,563
Other non-current liabilities	319	237

Total non-current liabilities	243,042	242,182

TOTAL LIABILITIES	383,028	420,037

Shareholders’ equity
Ordinary shares (par value US$0.001 per share, 400,000,000 shares authorized as of September 30, 2012and December 31, 2011; 161,989,097 shares issued and outstanding as of September 30, 2012 and December 31, 2011)	162	162

Additional paid in capital	509,606	509,499

Accumulated other comprehensive income	39,543	42,968

Accumulated deficit	(151,408)	(158,229)

Total China Hydroelectric Corporation shareholders’ equity	397,903	394,400

Non-controlling interests	628	478

TOTAL SHAREHOLDER’S EQUITY	398,531	394,878

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	781,559	814,915

CHINA HYDROELECTRIC CORPORATION
NET (LOSS)/INCOME TO ADJUSTED EBITDARECONCILIATION

	Three Months Ended		Nine Months Ended

	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Net income(loss) attributable to China Hydroelectric Corporation shareholders	(1,658)	(4,067)	6,821	(11,059)

Interest expenses, net	7,267	6,739	22,055	17,362
Other non-cash charges, including exchange loss, change in fair value of warrant liabilities, and stock-based compensation expense	639	895	395	3,281
Income tax expenses	322	155	7,408	1,904
Interest expenses, income tax expenses, depreciation and amortization related to discontinued operations	—	335	229	1,067
Depreciation of property, plant and equipment and amortization of land use rights and intangible assets	5,701	5,696	17,143	16,544

EBITDA, attributable to China Hydroelectric Corporation shareholders, as adjusted	12,271	9,753	54,051	29,099

EBITDA margin attributable to China Hydroelectric Corporation shareholders, as adjusted	59%	61%	70%	62%

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and certain non-cash charges including exchange loss, change in fair value of warrant liability, stock-based compensation, bad debt, impairment loss on long-lived assets, and impairment loss on goodwill. We believe that EBITDA is widely used by other companies in the power industry and may be useful to investors as a measure of the Company’s financial performance. Given the significant investments that we have made in net property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. We believe that EBITDA will provide a useful tool for comparability between periods because it eliminates depreciation and amortization expenses attributable to capital expenditures and business acquisitions. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

All the reconciliation items are attributed to China Hydroelectric Corporation Shareholders.

EBITDA margin attributable to China Hydroelectric Corporation shareholders, as adjusted, is calculated by dividing the period’s EBITDA by net revenue including discontinued operations.

CHINA HYDROELECTRIC CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US $ 000’s)

	Nine Months Ended

	September 30, 2012	September 30, 2011

Cash flows from operating activities:
Net income (loss)	6,963	(11,701)
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Depreciation of property, plant and equipment and amortization of land use rights and intangible assets	17,775	17,636
Deferred income taxes	411	(625)
Changes in fair value of warrant liabilities	356	(319)
Amortization of debt issuance costs	158	14
Stock-based compensation expense	107	2,858
Loss from disposal of property, plant and equipment	355	73
Exchange (gain)loss	(68)	742
Gain from disposal of discontinue operation	(1,376)	—
Amortization of Government Grant	(2)	—
Changes in operating assets and liabilities:
Accounts receivable	(2,787)	(2,870)
Amounts due from related parties	(85)	—
Prepayments and other current assets	(1,023)	135
Other non-current assets	(72)	(57)
Accounts payable	(412)	76
Amounts due to related parties	263	—
Other non-current liabilities	84	77
Accrued expenses and other current liabilities	2,806	(828)

Net cash provided by operating activities	23,453	5,211

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	(8,994)	(18,979)
Proceeds from the disposal of subsidiaries	10,843	—
Cash deposit for potential acquisitions	—	(694)
Acquisition of property, plant and equipment	(7,110)	(1,381)
Proceeds from disposal of property, plant and equipment	34	92
Payment to contractors for construction projects	(3,316)	(2,301)

Net cash used in investing activities	(8,543)	(23,263)

Cash flows from financing activities:
Proceeds from short-term loans	15,626	11,841
Proceeds from long-term loans	26,494	45,324
Proceeds from loans from related parties	570	999
Proceeds from loans from third party	17,181	—
Proceeds from sales and lease back	6,265	—
Proceeds from exercised warrants	—	9,639
Purchase of subsidiary shares from non-controlling interests	—	(1,204)
Payment of debt issuance costs	(352)	—
Repayment of loans from third party	(32,355)	—
Repayment of short-term loans	(13,772)	(14,910)
Repayment of long-term loans	(32,544)	(46,156)
Repayment of loans from related parties	—	(2,360)
Repayment of principle under sales and lease back	(180)	—

Net cash used in financing activities	(13,067)	3,173

Net increase (decrease) in cash and cash equivalents	1,843	(14,879)

Effect of changes in exchange rate on cash and cash equivalents	(54)	(144)

Cash and cash equivalents at the beginning of the period	8,402	33,457

Cash and cash equivalents at the end of the period	10,191	18,434